SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

CYBER APPS WORLD INC.
(Name of Issuer)

Series A Super Voting Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

23248E400

(CUSIP Number)

Zenith Energy Ltd

Luca Benedetto

Chief Financial Officer & Director

745 Thurlow St., Suite 2400

Vancouver V6E0C5

British Columbia, Canada

+41 79 159 5013

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23248E400

1	NAME OF REPORTING PERSONS Zenith Energy Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) NO (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

The securities are held directly by Zenith Energy Ltd (“Zenith”). Luca Benedetto is the Chief Financial Officer of Zenith. Mr. Benedetto has sole voting and dispositive control of Zenith. Mr. Benedetto may be deemed to have beneficial ownership of the Series A Preferred Stock held directly by Zenith.

2

1	NAME OF REPORTING PERSONS Luca Benedetto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) NO (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Genova, Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) IN

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Item 1. Security and Issuer

This Schedule 13D relates to the Series A Super Voting Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of Cyber Apps World Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at Via Tomaso Rodari 6, Lugano 6900, Switzerland. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

As of August 23, 2023, the Reporting Persons (defined below) beneficially owned an aggregate of 100,000 shares of Series A Preferred Stock, representing 100% of the outstanding shares of Series A Preferred Stock and 99.87% of the voting power of Cyber Apps World Inc.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Zenith Energy Ltd

(ii)	Luca Benedetto

Zenith Energy Ltd is a Canadian limited liability company, and Luca Benedetto is a citizen of Italy. Luca Benedetto is the Chief Financial Officer and a Director  of Zenith Energy Ltd.

The address of the principal business office of each Reporting Person is 745 Thurlow St., Suite 2400, Vancouver V6E0C5 British Columbia, Canada.

During the last five years, neither Reporting Person nor any executive officer or director of Zenith Energy Ltd has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

On August 23, 2023, Zenith Energy Ltd acquired 100,000 shares of Series A Preferred Stock of Cyber Apps World Inc. (the “Company”) from the Janbella Group LLC in a privately negotiated transaction.  The aggregate purchase price for the shares of Series A Preferred Stock was approximately $4.0 per share. Such shares of Series A Preferred Stock were purchased with the Company’s funds.

Item 4. Purpose of Transaction.

Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intend to review its investment in the Issuer on a continuing basis. Each Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by such Reporting Person, in different types of transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Each Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer’s performance, operations, management, governance (including potential changes to the Board), conflicted party transactions, capital allocation policies, and strategy and plans of the Issuer. Each Reporting Person intends to engage the Board and management with respect to the matters referred to in the preceding sentence. In addition, each Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a) See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by the Reporting Person.

(b) Number of shares as to which the Reporting Persons have:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) Other than as set forth in response to Item 3 above, no other transactions in the Issuer’s Series A Preferred Stock by the Reporting Persons were effected in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons identified in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

99.1	Joint Filing Agreement

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2023

	By:	/s/ Luca Benedetto
	Name:	Luca Benedetto

ZENITH ENERGY LTD

	By:	/s/ Luca Benedetto
	Name:	Luca Benedetto
	Title:	Chief Financial Officer & Director

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